SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                 SCHEDULE TO/A
                                 (RULE 14d-100)
                 Tender Offer Statement Under Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934
                              (AMENDMENT NO. 5) *

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)


                               IFR SYSTEMS, INC.
                       (Name of Subject Company (issuer))

                            TESTCO ACQUISITION CORP.
                          a wholly owned subsidiary of

                             AEROFLEX INCORPORATED
                      (Names of Filing Persons (offerors))

                                  ------------

                     Common Stock, Par Value $.01 Per Share
           (Including the Associated Rights to Purchase Common Stock)
                         (Title of Class of Securities)

                                  ------------

                                   449507102
                     (CUSIP Number of Class of Securities)

                                 Michael Gorin
                                   President
                             Aeroflex Incorporated
                             35 South Service Road
                              Plainview, NY 11803
                           Telephone: (516) 694-6700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

Blaine V. Fogg, Esq.                     Nancy D. Lieberman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP Blau, Kramer, Wactlar & Lieberman, P.C.
Four Times Square                        100 Jericho Quadrangle
New York, NY 10036                       Jericho, NY 11753
Telephone: 212-735-3000                  Telephone: 516-822-4820

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation**                    Amount Of Filing Fee***
     $12,485,984                                  $1,149

--------------------------------------------------------------------------------

** Estimated for the purpose of calculating the filing fee only in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based upon (a) $1.35 multiplied by (b) 9,248,877, representing the number of shares of common stock, par value $.01 per share of IFR Systems, Inc. (including the associated rights to purchase common stock, the "Shares") outstanding as of April 19, 2002 plus the maximum number of Shares issuable pursuant to outstanding options. The amount of the filing fee calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals the product of .000092 and the transaction value.

***  The filing fee was previously paid.

[ ]  Check  the  box if any  part of the fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid: N/A             Form or Registration No.: N/A
     Filing party: N/A                       Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
--------------------------------------------------------------------------------

Check the appropriate boxes below to designate any transactions to which the statement relates:

        [X] third-party tender offer subject to Rule 14d-1.

        [ ] issuer tender offer subject to Rule 13e-4.

        [ ] going-private transaction subject to Rule 13e-3.

        [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
--------------------------------------------------------------------------------

* This  Amendment No. 5 to Schedule TO also  constitutes  Amendment No. 1 to the
Schedule 13D of the Filing Persons with respect to the Securities of the Subject Company purchased by the Filing Persons in the Offer, including the initial period of the Subsequent Offering Period thereof. The information contained herein and in the Tender Offer Statement on Schedule TO, as amended, is incorporated by reference for purposes of the Schedule 13D.

==============================================================================
                                  SCHEDULE 13D

CUSIP No. 449507102
-----------------------------------------------------------------------

     1.   NAMES OF REPORTING PERSONS/
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Aeroflex Incorporated
          IRS Id. No: 11-1974412
         -------------------------------------------------------------------

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     -----------------------------------------------------------------------
     3.   SEC USE ONLY

     -----------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          WC
     -----------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                    (  )

     -----------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
     -----------------------------------------------------------------------
                                      7.   SOLE VOTING POWER
           NUMBER OF                       0
            SHARES                 _________________________________________
         BENEFICIALLY                 8.   SHARED VOTING POWER
           OWNED BY                        7,273,333
             EACH                  _________________________________________
           REPORTING                  9.   SOLE DISPOSITIVE POWER
            PERSON                         0
             WITH                  _________________________________________
                                     10.   SHARED DISPOSITIVE POWER
                                           7,273,333
     -----------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           7,273,333
     -----------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                   87.8%(1)
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO

------------------------
(1) Based on the 8,282,009 shares issued and outstanding as of the close of business on April 12, 2002.

SCHEDULE 13D

     CUSIP No.  449507102
     -----------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS/
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Testco Acquisition Corp.
          IRS Id. No:  32-0010978
         -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          AF
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
     -------------------------------------------------------------------
                                      7.   SOLE VOTING POWER
           NUMBER OF                       0
            SHARES                 _____________________________________
         BENEFICIALLY                 8.   SHARED VOTING POWER
           OWNED BY                        7,273,333
             EACH                  _____________________________________
           REPORTING                  9.   SOLE DISPOSITIVE POWER
            PERSON                         0
             WITH                  _____________________________________
                                     10.   SHARED DISPOSITIVE POWER
                                           7,273,333
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           7,273,333
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                   87.8%(1)
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO

----------------
(1) Based on the 8,282,009 shares issued and outstanding as of the close of business on April 12, 2002.

     This Amendment No. 5 to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on April 19, 2002, relates to the offer by Testco Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Aeroflex
Incorporated, a Delaware corporation ("Aeroflex"), to purchase all of the outstanding shares of common stock, par value $.01 per share (including the associated rights to purchase common stock, the "Shares"), of IFR Systems, Inc., a Delaware corporation (the "Company"), at a price of $1.35 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated April 19, 2002, and in the related Letter of Transmittal (which together constitute the "Offer"), previously filed as exhibits (a)(1) and (a)(2), respectively, the Schedule TO.

Items 8 and 11. Interest in Securities of the Subject Company; Additional Information.

     Items 8 and 11 of the Schedule TO are hereby amended and supplemented to add the following:

     The initial period of the Subsequent Offering Period of the Offer expired at 11:59 p.m. New York City time on Monday, June 3, 2002. During this period, the Purchaser accepted for payment all Shares validly tendered pursuant to the Offer as such Shares were tendered. The Purchaser was informed by the Depositary that approximately 7,273,333 Shares were validly tendered as of the expiration of the initial period of the Subsequent Offering Period (including the Shares previously tendered during the initial period of the Offer and accepted for purchase), including approximately 5,250 Shares tendered by notice of guaranteed delivery. This number of Shares represented approximately 87.8% of the issued and outstanding Shares of the Company.

     In accordance with the terms of the Merger Agreement, Aeroflex has determined to extend the Subsequent Offering Period during which holders of Shares may tender their Shares and receive the Offer Price. The Subsequent Offering Period has been extended and now will expire at 11:59 p.m. New York City time on Friday, June 14, 2002. As previously disclosed, during the Subsequent Offering Period, Shares will be accepted and promptly paid for as they are tendered. Shares that are tendered during the Subsequent Offering Period may not be withdrawn. In accordance with applicable law, Aeroflex and the Purchaser may not further extend the Subsequent Offering Period.

     On June 4, 2002, Aeroflex issued a press release announcing the extension of the Subsequent Offering Period. A copy of the press release is attached hereto as Exhibit (a)(12) and is incorporated herein by reference.


Item 12.        Exhibits.

     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

     (a)(12) Press Release, dated June 4, 2002.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   TESTCO ACQUISITION CORP.


                                   By:  /s/ Michael Gorin
                                        -----------------
                                   Name:  Michael Gorin
                                   Title:    President


                                   AEROFLEX INCORPORATED

                                   By:  /s/ Michael Gorin
                                        -----------------
                                   Name:  Michael Gorin
                                   Title: President and Chief Financial Officer



Dated:  June 4, 2002